UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RHINO RESOURCE PARTNERS, LP

 (Name of Issuer)

Common Units

 (Title of Class of Securities)

76218Y 10 3

 (CUSIP Number)

William L. Tuorto
Royal Energy Resources, Inc.

56 Broad Street, Suite 2

Charleston, SC 29401

(843) 900-7693

 Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78026P 20 9
1. Names of Reporting Person. Royal Energy Resources, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization State of Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A
8. Shared Voting Power – 76,224,364 *
9. Sole Dispositive Power – N/A
10. Shared Dispositive Power – 76,224,364 *

11. Aggregate Amount Beneficially Owned by Each Reporting Person 76,224,364 *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 85.4% **
14. Type of Reporting Person (See Instructions) CO

* Amount of securities beneficially owned includes 66,769,112 Common Units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”) and 9,455,252 Subordinated Units representing limited partner interests in the Partnership (each, a “Subordinated Unit,” and together with the Common Units, the “Units”), owned by Royal Energy Resources, Inc. (“Royal Energy”). The Subordinated Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Third Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).

** Calculation of percentage based on a total of 76,919,137 Common Units and 12,355,299 Subordinated Units for a total of 89,274,436 Units outstanding, which, based upon information provided by the Company, is the number of Common Units and Subordinated Units issued and outstanding.

CUSIP No. 76218Y 10 3
1. Names of Reporting Person. William L. Tuorto
2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A
8. Shared Voting Power – 76,224,364 *
9. Sole Dispositive Power – N/A
10. Shared Dispositive Power – 76,224,364 *

11. Aggregate Amount Beneficially Owned by Each Reporting Person 76,224,364 *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 85.4% **
14. Type of Reporting Person (See Instructions) IN

* Amount of securities beneficially owned includes 66,769,112 Common Units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”) and 9,455,252 Subordinated Units representing limited partner interests in the Partnership (each, a “Subordinated Unit,” and together with the Common Units, the “Units”), owned by Royal Energy Resources, Inc. (“Royal Energy”). The Subordinated Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Third Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).

** Calculation of percentage based on a total of 76,919,137 Common Units and 12,355,299 Subordinated Units for a total of 89,274,436 Units outstanding, which, based upon information provided by the Company, is the number of Common Units and Subordinated Units issued and outstanding.

CUSIP No. 76218Y 10 3
1. Names of Reporting Person. Brian Hughs
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – N/A
8. Shared Voting Power – 76,224,364 *
9. Sole Dispositive Power – N/A
10. Shared Dispositive Power – 76,224,364 *

11. Aggregate Amount Beneficially Owned by Each Reporting Person 76,224,364 *
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 85.4% **
14. Type of Reporting Person (See Instructions) IN

* Amount of securities beneficially owned includes 66,769,112 Common Units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”) and 9,455,252 Subordinated Units representing limited partner interests in the Partnership (each, a “Subordinated Unit,” and together with the Common Units, the “Units”), owned by Royal Energy Resources, Inc. (“Royal Energy”). The Subordinated Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Third Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).

** Calculation of percentage based on a total of 76,919,137 Common Units and 12,355,299 Subordinated Units for a total of 89,274,436 Units outstanding, which, based upon information provided by the Company, is the number of Common Units and Subordinated Units issued and outstanding.

This Amendment No. 1 to Schedule 13D modifies and supplements the Schedule 13D (the “Original Statement”) initially filed on February __, 2016 with respect to the common units representing limited partner interests (each, a “Common Unit”) of Rhino Resource Partners LP (the “Partnership”). Except to the extent provided by the information contained in this Amendment No. 1, the Original Statement remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

ITEM 1. SECURITY AND ISSUER

This Statement is being filed with respect to the common units representing limited partner interests (each, a “Common Unit”) of Rhino Resource Partners LP (the “Rhino”). The address of the principal executive offices of the Partnership is:

Rhino Resource Partners LP

424 Lewis Hargett Circle, Suite 250

Lexington, KY 40503

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is filed by:

(i) Royal Energy Resources, Inc. (“Royal Energy”), a Delaware corporation, which is the record holder of approximately 86.8% of Rhino’s Common Units, 76.5% of Rhino’s Subordinated Units, and 85.4% of Rhino’s Common and Subordinated Units, based on information provided by Rhino;

(ii) William L. Tuorto (“Mr. Tuorto”), the Chairman and chief executive officer of Royal Energy;

(iii) Brian Hughs (“Mr. Hughs”), a Vice President and director of Royal Energy.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of the Reporting Persons is c/o Royal Energy Resources, Inc., 56 Broad Street, Suite 2, Charleston, SC 29401.

(c) Royal Energy is a publicly traded corporation engaged in the business of acquiring and operating natural resource assets. Mr. Tuorto is the chairman and chief executive officer of Royal Energy. Mr. Hughs is a Vice President and director of Royal Energy.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Royal Energy is a Delaware corporation. Mr. Tuorto and Mr. Hughs are a United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 21, 2016, Royal Energy acquired 6,769,112 Common Units in Rhino from three holders thereof. On March 17, 2016, Royal Energy acquired 9,455,252 Subordinated Units in Rhino from two holders thereof. On March 22, 2016, Royal Energy acquired 60,000,000 Common Units from Rhino. The funds used to purchase its interests in Rhino were assets of Royal Energy obtained from the issuance of shares of its common stock in a private placement, except for $7,000,000 of the purchase price of the Common Units acquired on March 22, 2016, which was provided in the form of a promissory note payable by Royal Energy to Rhino.

ITEM 4. PURPOSE OF TRANSACTION

On January 21, 2016 Royal Energy acquired 6,769,112 Common Units of Rhino from Wexford Capital, LP, and certain of its affiliates (collectively, “Wexford”). At a second closing held on March 18 2016, Royal Energy purchased Rhino GP, LLC (“Rhino GP”), and 9,455,252 Subordinated Units of Rhino from Wexford. The Subordinated Units purchased by Royal Energy represent approximately 76.5% of the issued and outstanding Subordinated Units of Rhino, and when combined with the Common Units already owned by Royal Energy, resulted in Royal Energy owning approximately 55.4% of the outstanding Units of Rhino. Rhino GP is the general partner of Rhino, and in that capacity controls Rhino.

On March 22, 2016, Royal Energy acquired an additional 60,000,000 Common Units from Rhino for $9,000,000. Of that amount, $2,000,000 was paid in cash, and the balance was paid in the form of a non-interest bearing promissory note for $7,000,000, which is payable on the following schedule: $3,000,000 on or before July 31, 2016; $2,000,000 on or before September 30, 2016; and $2,000,000 on or before December 31, 2016.

The Reporting Persons acquired the Common Units of Rhino, the Subordinated Units, and Rhino GP primarily for investment purposes and to assist management of Rhino in resolving financial issues arising from significant regulatory and demand changes which are currently effecting the coal industry. Upon the acquisition of Rhino GP, the Reporting Persons plan to replace the directors of Rhino GP who are affiliated with Wexford with directors who are affiliated with Royal Energy, but have no plans to replace any disinterested director of Rhino GP. The Reporting Persons have no plans to replace any member of management of Rhino.

While the Reporting Persons have no specific plans with regard to Rhino, the Reporting Persons reserve the right to take any of the following actions:

(a)	Acquire additional securities of Rhino, or the dispose of securities of Rhino;

(b)	Cause Rhino or any of its subsidiaries to engage in an extraordinary corporate transaction, such as a merger, reorganization or liquidation;

(c)	Cause Rhino to effect a sale or transfer of a material amount of assets of Rhino or any of its subsidiaries; and

(d)	Cause Rhino to make material changes in its present capitalization or dividend policy.

The Reporting Persons have no plans to take any of the following actions:

a)	Effect any changes in Rhino’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

b)	Cause Rhino’s Common Units to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; and

c)	Cause Rhino’s Common Units to become eligible for termination of registration pursuant to section 12(g)(4) of the Act.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) — (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 66,919,137 Common Units and 12,355,299 Subordinated Units issued and outstanding as reported to Royal Energy by Rhino are as follows:

Royal Energy Resources, Inc.
a)	Amount beneficially owned: 76,224,364	Percentage 85.4%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	—
	ii) Shared power to vote or to direct the vote:	76,224,364
	iii) Sole power to dispose or to direct the disposition of:	—
	iv) Shared power to dispose or to direct the disposition of:	76,224,364

William L. Tuorto
a)	Amount beneficially owned: 76,224,364	Percentage 85.4%
b)	Number of shares to which the Reporting Person has:
	i) Sole power to vote or to direct the vote:	—
	ii) Shared power to vote or to direct the vote:	76,224,364
	iii) Sole power to dispose or to direct the disposition of:	—
	iv) Shared power to dispose or to direct the disposition of:	76,224,364

Brian Hughs
Amount beneficially owned: 76,224,364	Percentage 85.4%
Number of shares to which the Reporting Person has:
i) Sole power to vote or to direct the vote:	—
ii) Shared power to vote or to direct the vote:	76,224,364
iii) Sole power to dispose or to direct the disposition of:	—
iv) Shared power to dispose or to direct the disposition of:	76,224,364

The total Units reported as beneficially owned by each of Royal Energy, Mr. Tuorto and Mr. Hughs include the Units reported as beneficially owned by Royal Energy. Mr. Tuorto, as the chairman and chief executive officer of Royal Energy, may be deemed to share beneficial ownership of any Units beneficially owned by Royal Energy, but he disclaims such beneficial ownership to the extent such beneficial ownership exceeds his pecuniary interest in Royal Energy. Mr. Hughs, as a vice president and director of Royal Energy, may be deemed to share beneficial ownership of any Units beneficially owned by Royal Energy, but he disclaims such beneficial ownership to the extent such beneficial ownership exceeds his pecuniary interest in Royal Energy.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Royal Energy and Rhino are parties to a Securities Purchase Agreement (the “SPA”) dated March 21, 2016, and a promissory note and security agreement dated March 22, 2016. Under the SPA, Royal Energy purchased 60,000,000 newly issued Common Units of Rhino for $0.15 per Common Unit, for a total investment in Rhino of $9,000,000. Closing under the SPA occurred on March 22, 2016. The Company paid the purchase by making a cash payment of $2,000,000 and by issuing a promissory note in the amount of $7,000,000 to Rhino, which is payable without interest on the following schedule: $3,000,000 on or before July 31, 2016; $2,000,000 on or before September 30, 2016; and $2,000,000 on or before December 31, 2016. The SPA, promissory note and security agreement contain certain continuing agreements between Royal Energy and Rhino.

Rhino has the right to rescind the note installments due on September 30, 2016 and December 31, 2016 before such installments are paid in the event the disinterested members of Rhino’s board conclude that Rhino does not need the capital that would be provided by the installments. If Rhino elects to rescind either or both installments, Royal Energy will be obligated to return for cancellation 13,333,333 Common Units for each installment.

In the event Rhino fails to exercise its rescission rights as to the installments due on September 30, 2016 and December 31, 2016, Rhino will have an option to repurchase the Common Units represented by those installments at a price of $0.30 per Common Unit, which option may only be exercised in full and in cash as to each installment on or before December 31, 2017.

Royal Energy has the right to cancel any installment and return the Common Units represented by the installment to Rhino for cancellation in the event certain conditions are not true as of the time any installment of the note is due. Such conditions are that all representations and warranties in the SPA remain true and correct, Rhino has entered into an agreement to extent its Credit Agreement with PNC Bank, N.A. to December 31, 2017, and that Rhino is not then in default under its Credit Agreement with PNC Bank, N.A.

The note is secured by a first lien on 46,666,667 of the Common Units issued under the SPA. The installment due on July 31, 2016 is with full recourse to the Company. The installments due on September 30, 2016 and December 31, 2016 are nonrecourse to the Company, and Rhino’s only recourse is to cancel the Common Units represented by the installments in full satisfaction of the installments. The Common Units are subject to a restrictive legend which prevents any transfer by the Company of certain of the Common Units until all installments are paid and all rights of rescission and repurchase have expired unexercised.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement.

B.	Securities Purchase Agreement dated March 21, 2016

C.	Promissory Note dated March 22, 2016 (included as Exhibit A to the Securities Purchase Agreement)

D.	Security Agreement dated March 22, 2016 (included as Exhibit B to the Securities Purchase Agreement)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2016
Date

ROYAL ENERGY RESOURCES, INC.

/s/ William L. Tuorto
Signature
William L. Tuorto, CEO
Name/Title

March 28, 2016
Date

/s/ William L. Tuorto
Signature
William L. Tuorto, Individually
Name/Title

March 28, 2016
Date

/s/ Brian Hughs
Signature
Brian Hughs, Individually
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.